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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              PRIME SERVICE, INC.
                           (Name of Subject Company)

                            ------------------------

                              PRIME SERVICE, INC.
                       (Name of Person filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   00074157E1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                          STANTON P. EIGENBRODT, ESQ.
                              PRIME SERVICE, INC.
                              16225 PARK TEN PLACE
                                   SUITE 200
                              HOUSTON, TEXAS 77084
                                 (281) 578-5600

                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing Statement)

                            ------------------------

                                   COPIES TO:

                            E. MICHAEL GREANEY, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                         NEW YORK, NEW YORK 10166-0193

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Prime Service, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 16225 Park Ten Place, Houston, Texas, 77084. The title of the class of equity securities to which this Statement relates is Common Stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to a tender offer (the "Offer") disclosed in a
Schedule 14D-1, dated June 9, 1997 (the "Schedule 14D-1"), by PS Acquisition Corp., a Delaware corporation ("Offeror"), and a wholly-owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $32 per Share, net to the seller in cash, without interest (as paid pursuant to the Offer) (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer Documents"). The Offer to Purchase states that the address and principal executive offices of Parent and Offeror are Atlas Copco North America Inc., 1211 Hamburg Turnpike, Suite 214, Wayne, NJ, 07470.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 8, 1997 (the "Merger Agreement"), among the Company, Parent and Offeror. See Item 3(b)(2) for a description of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by this reference. A copy of the press release issued by the Company and Parent on June 9, 1997 is filed as Exhibit 99.2 hereto and is incorporated herein by this reference.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent or Offeror or any of their respective executive officers, directors or affiliates.

    (b)(1) CERTAIN CONTRACTS, ETC. Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are described under the headings "Compensation of Directors", "Executive Compensation", "Employee Benefit Plans", "Employment Arrangements" and "Certain Transactions" in the Company's Proxy Statement dated April 18, 1997 (the "1997 Proxy Statement"), which was previously furnished to stockholders. A copy of the 1997 Proxy Statement is filed as Exhibit 99.3 hereto, and other than the information contained under the headings "Compensation Committee Report on Executive Compensation" and the "Performance Graph" is incorporated herein by this reference.

    On February 3, 1997, the Company and Stanton P. Eigenbrodt entered into an Employment Agreement (the "Eigenbrodt Employment Agreement") which is attached hereto as Exhibit 99.4. The Eigenbrodt Employment Agreement provides that Mr. Eigenbrodt shall serve as Corporate General Counsel until December 31, 1999, subject to any extension as may be agreed or any earlier termination as provided for in Section 6 of the Eigenbrodt Employment Agreement. Upon the expiration of the initial term, Mr. Eigenbrodt's agreement shall automatically be extended for an additional term of one year, unless either party has notified the other party of its election to terminate the agreement, not later than 90 days prior to the scheduled expiration date. During the term of employment, the agreement provides for an annual base salary of $140,000 subject to annual review by the Board, provided that the level of base salary

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shall not be subject to reduction. Mr. Eigenbrodt is entitled to participate in the management cash incentive bonus program and in all fringe benefit programs maintained by the Company. The Eigenbrodt Employment Agreement also provides that in the event that the Company terminates his employment or elects to not renew the agreement other than for cause, Mr. Eigenbrodt will receive monthly one-twelfth of his annual base salary at the time of such termination for the period ending on the earlier of the expiration date of the employment agreement or the first anniversary of the date of termination. Such severance provisions have been amended, as described in the following paragraph. If Mr. Eigenbrodt's employment is terminated by death, the Company shall pay to Mr. Eigenbrodt's estate or legal representative a lump sum payment equal to 25% of Mr. Eigenbrodt's annual base salary in effect at such time. If Mr. Eigenbrodt's employment is terminated based upon a permanent disability, the Company Prime shall pay to Mr. Eigenbrodt a lump sum of 50% of Mr. Eigenbrodt's annual base salary in effect at such time.

    As described in the 1997 Proxy Statement, the Company is presently party to employment agreements with the following executive officers of the Company:
Thomas E. Bennett, Chairman, President and Chief Executive Officer; Brian Fontana, Executive Vice President and Chief Financial Officer, Kevin L. Loughlin, Director of Finance, Secretary and Treasurer; Peter A. Post, Vice President of Operations; and James O. York, Vice President of Sales and Marketing (each such Employment agreement, together with the Eigenbrodt Employment Agreement, the "Employment Agreements"). Effective June 8, 1997, each of the Employment Agreements were amended, copies of which amendments are attached hereto as Exhibits 99.5-99.10 and are incorporated herein by this reference. Among other things, the amendments provide, subject to a "Change in Control" occurring prior to January 1, 1998, for the payment of severance benefits in the event an executive's employment is terminated without cause or for "Good Reason" (each as defined in the amended Employment Agreements), following the occurrence of a Change of Control. The consummation of the Offer and the Merger would constitute a "Change of Control" under the amended Employment Agreements. The severance benefits would include, in the case of Mr. Bennett, salary and bonus payments for the lesser of three years or the period remaining on the initial term of his Employment Agreement. For Messrs. Fontana, Loughlin, Post and York, severance benefits would include salary and bonus payments for the lesser of two years or the period remaining on the initial term of their Employment Agreements. For Mr. Eigenbrodt, severance benefits would include salary and bonus payments through the period remaining on the initial term of his Employment Agreement. In addition, if any of the executives listed herein is terminated in 1997 without cause or for Good Reason, such executive would be entitled to a prorated 1997 bonus, based on the amount of the year such executive was employed by the Company.

    In addition, certain other contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are described under the heading "Certain Transactions" located at page number 53 in the Company's Prospectus, dated October 31, 1996. A copy of page number 53 from the Prospectus is attached hereto as Exhibit 99.11 and is incorporated herein by this reference.

    EMPLOYEE BENEFITS. Pursuant to the Merger Agreement, Parent has agreed that during the period commencing at the Effective Time (capitalized terms used herein, but not defined herein, shall have the meanings set forth in the Merger Agreement) of the Merger Agreement, and ending on the first anniversary thereof, the employees of the Company will continue to be provided (whether by Parent, the Surviving Corporation or otherwise) with employee benefit plans (other than stock option or other plans involving the potential issuance of securities of the Company) which in the aggregate are not materially less favorable to those currently provided by the Company, to the extent permitted under laws and regulations in force from time to time. In addition, if any salaried employee of the Company becomes a participant in any employee benefit plan, practice or policy of Parent (or any of its subsidiaries), such employee shall be given credit under such plan, practice or policy for all service prior to the Effective Time with the Company or any predecessor employer (to the extent such credit was given by the Company), and all service after the Effective Time and prior to the time such employee becomes such a participant, for

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purposes of eligibility and vesting and for all other purposes for which such service is either taken into account or recognized; PROVIDED, HOWEVER, such service need not be credited to the extent it would violate the terms of Parent's defined benefit plans or result in a duplication of benefits, including, without limitation, benefit accrual service under defined benefit plans.

    STOCK OPTIONS. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding stock option to purchase shares of Company Common Stock held by a current or former employee or director of Company or any Subsidiary thereof (a "Company Stock Option") granted under any stock option or stock purchase plan, program or arrangement of Company, including without limitation, the Management Incentive Stock Plan and the 1996 Management Incentive Stock Plan (collectively, the "Stock Plans"), whether or not then exercisable, shall be canceled by Company, and at the Effective Time or as soon as practicable thereafter, the holder thereof shall be entitled to receive from Company in consideration for such cancellation an amount in cash equal to the product of (i) the number of shares of Company Common Stock previously subject to such Company Stock Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share previously specified in such Company Stock Option, reduced by the amount of withholding or other taxes required by law to be withheld.

    (b)(2) On June 8, 1997, the Company, Parent and Offeror entered into the Merger Agreement. Concurrently therewith, Parent and the stockholder parties thereto (the "International Investors") entered into a Stockholder Agreement (the "Stockholder Agreement"). A copy of the Stockholder Agreement is filed as
Exhibit 99.12 hereto and is incorporated herein by this reference.

    The following summaries of certain provisions of the Merger Agreement, the Stockholder Agreement, the Guaranties of Investcorp Bank E.C. and Atlas Copco AB (attached hereto as Exhibits 99.13 and 99.14, respectively) and the Confidentiality Agreement (as defined below), are qualified in their entirety by reference to the full text of the Merger Agreement, the Stockholder Agreement, the Guaranties and the Confidentiality Agreement, respectively.

    THE MERGER AGREEMENT. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, the Offeror expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, the Offeror shall not (i) decrease the Offer Consideration, (ii) change the form of consideration to be paid pursuant to the Offer, (iii) decrease the number of Shares being sought pursuant to the Offer, (iv) amend or modify any of the conditions to the Offer,
(v) impose any additional conditions to the Offer, (vi) extend the Offer, if all of the Offer conditions have been satisfied or waived or (vii) amend any other term or condition of the Offer. Notwithstanding the foregoing, the Offeror may, in its sole discretion and without the consent of the Company, extend the Offer at any time and from time to time (i) if at the Expiration Date (as defined below) of the Offer, any of the conditions to the Offer shall not be satisfied,
(ii) for any period required by applicable law, including, without limitation, any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the "Commission") or the Commission staff applicable to the Offer or (iii) if on the Expiration Date of the Offer all of the conditions to the Offer shall have been satisfied or waived but the number of Shares that have been validly tendered and not withdrawn is less than 90% of the then outstanding Shares for an aggregate period of not more than five business days (for all such extensions under this clause (iii)) beyond the latest expiration date permitted under clause (i) or (ii) of this sentence; provided that, in the event of any such extension, all of the conditions to the Offer and to Parent's and the Offeror's obligations to consummate the Merger which would have been satisfied if the Offer had been consummated on the date of such extension shall be deemed irrevocably waived by Parent and the Offeror. So long as the Merger Agreement is in effect and the conditions to the Offer have not been satisfied or waived, at the request of the Company, the Offeror will extend the Offer for an aggregate period of not more than five business days (for all such extensions) beyond the originally scheduled Expiration Date of the Offer. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, July 7, 1997, unless the Offeror shall have extended the period of time for which the offer is open,

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in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, the Offeror shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation under the laws of the State of Delaware and as a wholly owned subsidiary of Parent. The Merger shall have the effects set forth in the applicable provisions of the DGCL. At the Effective Time, and without any further action on the part of the Offeror or the Company, the Certificate of Incorporation of the Company and the By-laws of the Offeror, each as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-laws of the Company following the Merger until thereafter amended as provided therein and under the DGCL or applicable law.

    Subject to the provisions described herein under "--REPRESENTATION ON THE BOARD OF DIRECTORS," the directors of the Company at the Effective Time shall be the directors of the Company following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of the Company at the Effective Time shall be the officers of the Company following the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

    CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of any securities of the Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) shall be converted into the right to receive in cash from the Company following the Merger an amount equal to the highest price paid per Share pursuant to the Offer without interest. As of the Effective Time, each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares of the Offeror, shall be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

    TREATMENT OF OPTIONS. Except as otherwise agreed to in writing between the Company and the holder of any Company Stock Option, and as consented to by Parent, immediately prior to the Effective Time, each outstanding Company Stock Option, granted under any stock option or stock purchase plan, program or arrangement of the Company, whether or not then exercisable, shall be canceled by the Company, and at the Effective Time or as soon as practicable thereafter, the holder thereof shall be entitled to receive from the Company in consideration for such cancellation an amount in cash equal to the product of
(i) the number of Shares previously subject to such Company Stock Option and
(ii) the excess, if any, of the Offer Consideration over the exercise price per Share, reduced by the amount of withholding or other taxes required by law to be withheld. Except as provided in the Merger Agreement or as otherwise agreed by Parent and the Company, the stock option plans of the Company and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall terminate as of the Effective Time.

    REPRESENTATION ON THE BOARD OF DIRECTORS. Promptly upon the acquisition by the Offeror of such number of Shares constituting a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate a majority of the members of the Company's Board of Directors, subject to compliance with
Section 14(f) of the Exchange Act. The Company, upon request by Parent, shall promptly increase the size of the Board of Directors and/or secure resignations of such number of directors as is necessary to enable Parent's designees to be so elected to the Board of Directors and shall cause Parent's designees to be so elected. Following the election or appointment of Parent's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for performance or

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waiver of the obligations or other acts of Parent or the Offeror or waiver of any of the Company's rights thereunder, shall require the concurrence of a majority of the Company's directors then in office who were directors on the date of the Merger Agreement (or directors designated by such persons to fill any vacancy).

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror. The representations and warranties of the Company relate to, among other things, (i) organization, corporate power and authority and qualification; (ii) subsidiaries and investments; (iii) capital structure; (iv) corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; (v) required consents and approvals; (vi) filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act (including financial statements included therein); (vii) the accuracy and adequacy of the information supplied or to be supplied by the Company contained in the Offer Documents, the proxy statement required to be filed with the Commission in connection with the Merger, the
Schedule 14D-9 required to be filed with the Commission, and any amendment or supplement thereto; (viii) absence of any material adverse change; (ix) compliance with laws; (x) litigation; (xi) labor matters; (xii) employee benefit plans; (xiii) tax matters; (xiv) real property; (xv) environmental matters;
(xvi) material contracts; (xvii) brokers' and finders' fees; (xviii) the opinion of First Boston, as financial advisor to the Company; (xix) the recommendation of the Board of Directors of the Company; (xx) the required vote of stockholders of the Company; (xxi) stockholder rights plans; (xxii) intellectual property; and (xxiii) non-qualification of the Company for "pooling-of-interests" accounting.

    The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Offeror and Parent relate, among other things, to: (i) organization, corporate power and authority and qualification, (ii) subsidiaries of the Offeror, (iii) capital structure of the Offeror, (iv) corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, (v) required consents and approvals, (vi) brokers' and finders' fees, (vii) the accuracy and adequacy of the information contained in the Offer Documents, the
Schedule 14D-1 required to be filed with the Commission, and any amendment or supplement thereto, the Schedule 14f-1 and the accuracy of information supplied in writing by Parent or the Offeror specifically for inclusion in the proxy statement and the Schedule 14D-9, (viii) ability to finance the transaction and
(ix) the interim operations of the Offeror.

    COVENANTS RELATING TO THE CONDUCT OF BUSINESS. During the period from the date of the Merger Agreement to the Effective Time, the Company has agreed that it will act and carry on its business in the usual, regular and ordinary course of its business consistent with past practice, use reasonable efforts to preserve substantially intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having significant business dealings with it. The Company has agreed that during such period, the Company will not, without the prior consent of Parent or except as disclosed by the Company in the schedule to the Merger Agreement:

        (a) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (b) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity securities other than the issuance of Shares upon the exercise of stock options awarded but unexercised on the date of the Merger Agreement and in accordance with their present terms;

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        (c) amend its Certificate of Incorporation or By-laws or other comparable charter or organizational documents;

        (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

        (e) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which does not exceed $250,000 individually and $2,000,000 in the aggregate, except sales of inventory, rental equipment and receivables in the ordinary course of business consistent with past practice;

        (f) except in the ordinary course of business consistent with past practice incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or other investments in, any other person;

        (g) acquire or agree to acquire any assets, other than in the ordinary course of business consistent with past practice, that are material, individually or in the aggregate, to the Company, or make or agree to make any capital expenditures except capital expenditures which, individually or in the aggregate, do not exceed the amount budgeted therefor in the Company's annual capital expenditures budget for 1997 previously provided to Parent;

        (h) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of (i) liabilities and obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date of the Merger Agreement or (ii) claims settled or compromised to the extent permitted by the Merger Agreement, or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

        (i) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

        (j) enter into any collective bargaining agreement;

        (k) change any material accounting principle used by the Company, except as required by the Commission or applicable law;

        (l) settle or compromise any litigation or settle a dispute under any contract or other agreement (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) by the Company in settlement or compromise does not exceed $100,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such matters shall not exceed $250,000;

        (m) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K of the Commission that would be required to be disclosed under such Item 404; or

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        (n) authorize, or commit or agree to take, any of the foregoing actions.

    Pursuant to the Merger Agreement, the Company has also agreed, subject to certain exceptions, that it will not adopt or amend (except as required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee, director or former director or employee or, other than increases for individuals (other than officers and directors) in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any director, employee or former director or employee or pay any benefit not required by an existing plan, arrangement or agreement.

    Pursuant to the Merger Agreement, the Company has also agreed that it will not (i) grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date of the Merger Agreement, (ii) effectuate a "plant closing" or "mass layoff," as defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or (iii) except in the ordinary course of business and consistent with past practice, make any tax election change or request to change its method of accounting or settle or compromise any federal, state, local or foreign tax liability.

    ACCESS TO INFORMATION. The Company has agreed to, and to cause its officers, employees, counsel, financial advisors and other representatives to, afford to Parent and its representative and to potential financing sources reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records, including security position listings and other information which may be relevant to the Merger or the Offer. The Offeror, the Company and Parent have each agreed to hold and cause its respective representatives to hold any nonpublic information in confidence in accordance with the Confidentiality Agreement, dated May 6, 1997, between Parent, the Company and Investcorp International, Inc. (the "Confidentiality Agreement").

    NO SOLICITATION. The Merger Agreement provides that the Company will not (whether directly or indirectly through advisors, agents or other intermediaries), nor will it authorize or permit any of its officers, directors, agents, representatives or advisors to (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any person (other than the Offeror or Parent) relating to (i) any acquisition or purchase of 20% or more of the consolidated assets of the Company or of over 20% of any class of equity securities of the Company, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or the Offer or which would or could reasonably be expected to materially dilute the benefits to Parent of the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals"), (b) agree to or endorse any Transaction Proposal or
(c) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than the Offeror or Parent) to do or seek any of the foregoing. By the terms of the Merger Agreement, nothing set forth therein will prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter may not be less favorable to the Company in any material respect than the confidentiality letter agreement entered into between the Company and Parent) concerning the Company and its business, properties or assets to a third party who has offered to make a bona fide Transaction Proposal, (ii) engaging in discussions or negotiations with such a third party,

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(iii) following receipt of a bona fide Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of a bona fide Transaction Proposal, failing to make or withdrawing or modifying its recommendation that the holders of Shares approve the Merger Agreement, the Merger and the transactions contemplated thereby and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that the Board of Directors of the Company shall have concluded in good faith after consulting with its outside counsel and financial advisors that such action is consistent with the discharge of its fiduciary duties to the stockholders of the Company under applicable law; PROVIDED, that the Board of Directors of the Company is not permitted to take any of the foregoing actions referred to in clauses (i) through (v) until after reasonable notice to Parent with respect to such action. The Company's Board of Directors is further required, to the extent it may do so without breaching such fiduciary duties, to continue to advise Parent after taking such action and, in addition, if the Board of Directors of the Company receives a Transaction Proposal, then the Company is to promptly inform Parent of the terms and conditions of such proposal and the identity of the person making it. The Company is required to immediately cease and cause its advisors, agents and other intermediaries to cease any and all then existing activities, discussions or negotiations with any parties conducted prior to entering into the Merger Agreement with respect to any of the foregoing and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.

    THIRD PARTY CONFIDENTIALITY AND STANDSTILL AGREEMENTS. Under the Merger Agreement, the Company has agreed that it will not waive or fail to enforce any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of Parent.

    INDEMNIFICATION. The Merger Agreement provides that the Certificate of Incorporation and the By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of Company, unless such modification is required by law.

    The Merger Agreement provides that the Company shall maintain in effect for three years from the Effective Time policies of directors' and officers' liability insurance containing terms and conditions which are not less advantageous to the insureds than those policies currently in effect on the date of the Merger Agreement ("Company Insurance"), with respect to matters occurring prior to the Effective Time, to the extent available, and having the maximum available coverage under any such Company Insurance; provided that (i) the Company following the Merger shall not be required to spend in excess of 150% of the amount spent by the Company on current annual premiums for Company Insurance (the "Premium Limit"); provided further that if the Company following the Merger would be required to spend in excess of the Premium Limit per year to obtain insurance having the maximum available coverage under the Company Insurance, the Company will be required to spend up to such amount to maintain or procure insurance coverage pursuant to the Merger Agreement, subject to availability of such (or similar) coverage, and (ii) such policies may in the sole discretion of the Company be one or more "tail" policies for all or any portion of the full three year period provided that such "tail" policies contain terms and conditions and provide coverage no less advantageous to the insureds than the terms, conditions and coverage in the Company Insurance. The Company has agreed that, in the event it would be required to spend in excess of the Premium Limit per year to obtain insurance having such maximum available coverage, the Company would notify the beneficiaries of such policies and permit them to pay any excess which may be necessary to maintain such policies.

    Parent has agreed that, from and after the purchase of any Shares pursuant to the Offer, Parent will indemnify and cause the Surviving Corporation to indemnify all persons who are covered on the date of the Merger Agreement by the Company Insurance (the "Indemnified Parties") to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or as trustees or fiduciaries of any plan for the benefit of employees of the Company, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. In the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including the Effective Time, Parent has agreed that, from and after the purchase of any Shares pursuant to the Offer, it will pay as incurred, from and after the date of purchase of any Shares, such person's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Subject to the provisions of the Merger Agreement, Parent has agreed to advance (in reasonable amounts) and pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing such Indemnified Party's indemnification rights under the Merger Agreement or any action involving any such Indemnified Party resulting from the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, Parent will not have any obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law.

    CONDITIONS PRECEDENT. The respective obligations of the Company, the Offeror and Parent to effect the Merger are subject to various conditions which include, in addition to certain other customary closing conditions, the following: (a) the Merger Agreement shall have been approved by the requisite vote of holders of outstanding Shares; (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided that the Company, the Offeror and Parent are required to use their best efforts to have any such injunction, order, restraint or prohibition vacated.

    The Offeror's and Parent's obligations to effect the Merger are further subject to the following additional conditions: (a) Parent shall have received a certificate signed on behalf of the Company by an authorized officer of the Company certifying that the representations and warranties of the Company are true and correct as of the date of the Merger Agreement except where the failure of such would not individually or in the aggregate have a Material Adverse Effect with respect to the Company, (b) the Company shall have performed its obligations under the Merger Agreement except where such failures to perform either individually or in the aggregate would not have a Material Adverse Effect with respect to the Company or materially adversely affect the ability of the Company to consummate the transactions contemplated in, or perform its obligations under, the Merger Agreement; (c) the Offeror shall have received evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and other third parties as are necessary in connection with the transactions contemplated by the Merger Agreement have been obtained, except such licenses, permits, consents, approvals, authorizations, qualifications and orders which would not, individually or in the aggregate, have a material adverse affect with respect to the Company; and (d) there shall not be pending any suit, action or proceeding by any governmental entity or by any other person which has a reasonable likelihood of success, and which, if successful, would have a material adverse effect with respect to the Company or Parent, or materially adversely affect the ability of Parent, the Offeror or the Company to consummate the transactions contemplated by the Merger Agreement. The obligations of Parent and the Offeror to effect the Merger shall not be relieved by the failure of any of the listed conditions if such failure is the result, direct or indirect, of any breach by Parent or Offeror of any of their obligations under the Merger Agreement.

    The obligations of the Company to effect the Merger are further subject to the following conditions: (a) the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent certifying that the representations and warranties of Parent and the Offeror are true and correct as of the date of the Merger Agreement except where the failure of such would not individually or in the aggregate have a Material Adverse Effect with respect to Parent and the Offeror, (b) Parent and the Offeror shall have performed its obligations under the Merger Agreement except where such failures to perform either individually or in the aggregate would not have a Material Adverse Effect with respect to Parent and the Offeror or materially adversely affect the ability of Parent and the Offeror to consummate the transactions contemplated in, or perform its obligations under, the Merger Agreement. The obligations of the Company to effect the Merger shall not be relieved by the failure of any of the listed conditions if such failure is the result, direct or indirect, of any breach by the Company of any of their obligations under the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of the Company:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company if:

            (i) any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the Offer and such order, decree, ruling or other action shall have become final and nonappealable; or

            (ii) if the Merger shall not have been consummated on or before October 31, 1997 (other than due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement required to be performed at or prior to the Effective Time of the Merger); or

           (iii) in the event the approval of the stockholders of the Company is required, at a duly held meeting of the stockholders of the Company (including any adjournment thereof) held for the purpose of voting on the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby, the holders of a majority of the outstanding Shares shall not have approved the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby;

        (c) by Parent, if the Company or its Board of Directors shall have (i) withdrawn, modified or amended in any respect adverse to Parent its approval or recommendation of the Merger Agreement or any of the transactions contemplated therein, (ii) failed as promptly as practicable to mail the Proxy Statement to its stockholders or failed to include in such statement such recommendation in accordance with the Merger Agreement, (iii) recommended any Transaction Proposal from a person other than Parent or the Offeror or any of their affiliates or (iv) resolved to do any of the foregoing; or

        (d) by the Company, if pursuant to and in compliance with the Merger Agreement, the Board of Directors of the Company does not make or withdraws or modifies its recommendation to stockholders to approve the Merger Agreement, the Merger and the transactions contemplated thereby.

    FEES AND EXPENSES. The Company has agreed that, if the Merger Agreement is terminated in accordance with the provisions of the Merger Agreement described in paragraphs (c) or (d) under "--TERMINATION," then the Company will (provided that Parent or the Officer is not then in material breach of its obligations under the Merger Agreement) promptly, but in no event later than one business day after the termination of the Merger Agreement, reimburse Parent and the Offeror for all their documented

Expenses (as defined below), whether incurred prior to, on or after the date of the Merger Agreement, in connection with the Offer, the Merger and the consummation of all transactions contemplated by the Merger Agreement and the financing thereof, provided that in no event will the Company be required to pay in excess of an aggregate of $5 million pursuant to such provision. The term "Expenses" means all out-of-pocket expenses and fees, including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to the Offeror and its affiliates.

    Under the Merger Agreement, if the Merger Agreement shall have been terminated in accordance with the provisions of the Merger Agreement described in paragraphs (c) or (d) under "--TERMINATION," and within twelve months following the date of such termination the Company either (i) consummates with any corporation (including the Company or any of its affiliates), partnership, person, or other entity or "group" (as referred to in Section 13(d)(3) of the Exchange Act) other than Parent, the Offeror or any of their affiliates (collectively, "Third Party") a transaction the proposal of which would otherwise qualify as a Transaction Proposal under the Merger Agreement or (ii) enters into an agreement with a Third Party with respect to a transaction the proposal of which would otherwise qualify as a Transaction Proposal under the Merger Agreement (whether or not such Third Party is the Third Party referred to in clause (i) above); then the Company will promptly, but in no event later than one business day after the Company consummates the transaction referred to in clause (i) or (ii) above, pay to Parent, in same day funds, a fee of $27.2 million less any amount paid pursuant to the provisions described in the previous paragraph.

    In addition to the foregoing, in the event a payment is or becomes payable pursuant to the provisions described in the two immediately preceding paragraphs, the Company has agreed to promptly, but in no event later than two business days following written notice thereof, together with related bills or receipts, reimburse Parent and the Offeror for all reasonable out-of-pocket costs, fees and expenses, including, without limitation, the reasonable fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting the Expenses and fees described in two immediately preceding paragraphs as a result of any breach by the Company of its obligations described above.

    Except as otherwise provided above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

    THE STOCKHOLDER AGREEMENT. The International Investors have agreed that, until the Termination Date (as defined below), at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, each of the International Investors will vote (or cause to be voted) any Shares to which such International Investor is the record and/or beneficial owner, including any shares of Company Common Stock acquired by such International Investor after the date of the Stockholder Agreement and prior to the termination thereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise (the "International Shares") (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholder Agreement; and (iii) except as specifically requested in writing by Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (2) a sale, lease or transfer of a material amount of assets of the Company or a reorganization, recapitalization, dissolution or liquidation of the Company; (3)
(a) any change in the majority of the Board of Directors of the Company; (b) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (c) any other material change in the Company's corporate structure or business; or (d) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the

Offer, the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement or the contemplated economic benefits of any of the foregoing. Pursuant to the Stockholder Agreement, none of the International Investors will enter into any agreement or understanding with any person or entity prior to the Termination Date to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

    Pursuant to the Stockholder Agreement, each of the International Investors has granted to, and appointed, Parent and Mr. Mark Cohen, Executive Vice President of Parent, and Mr. Sixten Nordmark, General Counsel of Parent, in their respective capacities as officers of Parent, and any individual who succeeds to any such office of Parent, and any other designee of Parent, each of them individually, such International Investor's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote the International Shares as indicated in the preceding paragraph. Each of the International Investors has agreed that such proxy will be irrevocable (until the Termination Date) and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of such proxy and has revoked any proxy previously granted by any International Investor with respect to such International Shares.

    REPRESENTATIONS AND WARRANTIES. In the Stockholder Agreement, the International Investors have made customary representations and warranties to Parent and the Offeror. The representations and warranties of the International Investors relate, among other things, to: (i) organization and corporate power and authority to enter the Stockholder Agreement; (ii) required consents and approvals; (iii) ownership of the International Shares; (iv) no encumbrances with respect to the International Shares; (v) brokers' and finders' fees and
(vi) reliance.

    Parent also has made customary representations and warranties to the International Investors. Representations and warranties of Parent relate, among other things, to: (i) organization and corporate authority to enter into the Stockholder Agreement and (ii) required consents and approvals.

    TENDER OF SHARES. Pursuant to the Stockholder Agreement, each of the International Investors has agreed to tender and sell to the Offeror all of the International Shares (representing approximately 74.0% of the outstanding Shares) pursuant to and in accordance with the Offer. In addition, notwithstanding any term of the Offer to the contrary, each of the International Investors has agreed not to withdraw any International Shares tendered into the Offer pursuant to the terms of the Stockholder Agreement. Each of the International Investors has acknowledged and agreed that the Offeror's obligations to accept for payment and pay for the International Shares in the Offer is subject to the terms and conditions of the Offer. The International Investors have also waived any rights of appraisal or rights to dissent from the Merger that any of the International Investors may have.

    THIRD PARTY BUSINESS COMBINATION; REMEDY. Pursuant to the Stockholder Agreement, Parent and each of the International Investors has agreed that (a) if the Merger Agreement is terminated in the circumstances described in paragraph
(c) or (d) under "THE MERGER AGREEMENT--TERMINATION," and, upon or following any such termination, any International Investor receives from any person (other than Parent, the Offeror or any of their affiliates) any cash or non-cash consideration in an amount greater than $32.00 per share in respect of all or any portion of the International Shares in connection with or following any public announcement of a Third Party Business Combination (as defined below) during the period commencing on the date of the Stockholder Agreement and ending one year from the date the Merger Agreement is terminated (provided that the contract or agreement relating to such Third Party Business Combination is entered into within six months after the date the Merger Agreement is terminated), then the International Investors shall within two business days of receipt thereof pay to Parent or its designee an aggregate amount equal to 100% of the excess of such other consideration up to and including $36.00 over $32.00 multiplied by the number of the International Shares with respect to which such consideration was received or (b) if any International Investor receives from Parent, the Offeror or any of their affiliates any cash or non-cash consideration pursuant to the Offer or otherwise in an amount greater than $32.00 per share in respect of all or any portion of the International Shares following any public announcement of a Third Party Business Combination during the period commencing on the date of the Stockholder Agreement and ending one year from the date of such public announcement, then the International Investors will within two business days of receipt thereof pay to Parent or its designee an aggregate amount equal to (A) 100% of the excess of (1) such consideration up to and including $34.00 over (2) $32.00; and (B) 50% of the excess, if any, of (1) such consideration up to and including $36.00 over (2) $34.00; in each case multiplied by the number of International Shares with respect to which such consideration was received; PROVIDED that, (i) if the consideration received by the International Investors shall be securities listed on a national securities exchange or traded on the NASDAQ National Market ("NASDAQ"), the per share value of such consideration will be equal to the closing price per share listed on such national securities exchange or NASDAQ on the date such transaction is consummated and (ii) if the consideration received by the International Investors shall be in a form other than such listed securities, the per share value shall be determined in good faith as of the date such transaction is consummated by Parent or its designee and the International Investors, or, if the Parent or its designee and the International Investors cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties. According to the Stockholder Agreement the term "Third Party Business Combination" means the occurrence of any of the following events: (i) the Company or any subsidiary of the Company whose assets constitute twenty percent or more of the Company's consolidated assets is acquired by merger or otherwise by any person or group, other than Parent or any affiliate thereof (a "Third Party"); (ii) the Company or any subsidiary of the Company enters into an agreement with a Third Party which contemplates the acquisition of twenty percent or more of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the Company, or any International Investor enters into a merger or other agreement with a Third Party which contemplates the acquisition of more than twenty percent of the outstanding shares of the Company's Common Stock; or (iv) a Third Party acquires more than twenty percent of the outstanding Common Stock of the Company.

    NO SOLICITATION. Under the terms of the Stockholder Agreement, each of the International Investors has agreed that, prior to the Termination Date, the International Investors will not (directly or indirectly through advisors, agents or other intermediaries, nor will the International Investors authorize or permit any of their officers, directors, agents, representatives or advisors to (a) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Person (other than Parent or any of its affiliates) relating to any Transaction Proposal or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other Person any information with respect to the business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other Person (other than Parent or any of its affiliates) to do or seek any of the foregoing; PROVIDED, HOWEVER, that the foregoing will not restrict any director, officer or employee of Investcorp S.A. who is also a director of the Company from taking actions in such person's capacity as a director of the Company to the extent and in the circumstances permitted by the Merger Agreement. If any International Investor receives any such inquiry or proposal, the International Investors have agreed that such party will promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. In addition, the International Investors have agreed that they will immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and will use their reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of such party.

    TRANSFER RESTRICTIONS. Pursuant to the Stockholder Agreement, each of the International Investors has agreed that, prior to the Termination Date, the International Investors will not, directly or indirectly: (i) except pursuant to the terms of the Offer or the Merger Agreement, and to Parent pursuant to the Stockholder Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, or other disposition of, or exercise any discretionary powers to distribute, any or all the International Shares or any interest therein; (ii) except as contemplated by the Stockholder Agreement, grant any proxies or powers of attorney with respect to any of the International Shares, deposit any International Shares into a voting trust or enter into a voting agreement with respect to any International Shares; or (iii) take any action that would make any representation or warranty of any International Investor contained in the Stockholder Agreement untrue or incorrect or have the effect of preventing or disabling any International Investor from performing its obligations under the Stockholder Agreement.

    TERMINATION. The obligations of the International Investors described under "--Voting," "--Tender of Shares," "--No Solicitation" and "--Transfer Restrictions" will terminate upon the first to occur of (a) the Effective Time of the Merger and (b) the date the Merger Agreement is terminated in accordance with its terms (such earlier date being the "Termination Date"). All other agreements and obligations of the parties to the Stockholder Agreement will survive the Effective Time of the Merger and/or the Termination Date except as otherwise set forth in the Stockholder Agreement.

    GUARANTIES.

    INVESTCORP GUARANTY. Pursuant to the Investcorp Bank E.C. Guaranty, dated June 8, 1997, Investcorp Bank E.C., an affiliate of Investcorp S.A., has guaranteed that each of the International Investors will perform each of their respective obligations and agreements under the Stockholder Agreement, and has further agreed that it will be liable in the event any of the International Investors fails to perform such obligations or agreements.

    ATLAS COPCO GUARANTY. Pursuant to the Atlas Copco AB Guaranty, dated June 8, 1997, Atlas Copco AB ("Atlas Copco") has undertaken and agreed to cause each of Parent and the Offeror to perform their respective obligations and agreements under the Merger Agreement, and has further agreed that it will be liable in the event Parent or the Offeror fails to perform such obligations or agreements.

    THE CONFIDENTIALITY AGREEMENT. On May 6, 1997, Atlas Copco AB, the parent corporation of Parent, entered into a confidentiality agreement with the Company and Investcorp International, Inc. (the "Confidentiality Agreement"), pursuant to which, among other things, Parent agreed to treat as confidential certain information provided to it by or on behalf of the Company, and agreed that, without the consent of the Board of Directors of the Company, for a period of one year not to (A) acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities, assets or property of the Company or any of its affiliates (except in the ordinary course of business), (B) propose to enter into, directly or indirectly, any merger, consolidation, business combination or other similar transaction involving the Company or any of its affiliates, (C) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its affiliates, (D) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its affiliates, (E) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (F) disclose any intention, plan or arrangement inconsistent with the foregoing, or (G) advise, assist or encourage or facilitate any other persons in connection with any of the foregoing. A copy of the Confidentiality Agreement is filed as Exhibit 99.15 hereto, and is incorporated herein by this reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) BOARD RECOMMENDATION. On June 8, 1997, based in part on prior approvals by the Special Committee (as defined below), the Board of Directors of the Company, by unanimous vote (i) determined that the Offer and Merger and the transactions contemplated thereby were fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved the Stockholders Agreement, the Merger Agreement, the Offer, and the Merger, (iii) resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by holders of the Shares, and (iv) with Mr. Bennett recusing himself, approved the amended Employment Agreements referred to in Item 3(b)(i) above. Accordingly, the Board unanimously recommends that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    (B) BACKGROUND OF AND REASONS FOR THE BOARD RECOMMENDATION

        BACKGROUND OF THE OFFER; PAST CONTACTS; TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY.

    Beginning in late 1996 Atlas Copco, acting principally through Merrill Lynch, began to explore the possibility of expanding Parent's (a subsidiary of Atlas Copco) equipment rental business in the United States through a strategic acquisition. In February, 1997, Merrill Lynch and Atlas Copco executed an engagement letter pursuant to which Merrill Lynch was retained by Atlas Copco to assist in identifying acquisition candidates and in analyzing, structuring, negotiating and effecting such an acquisition.

    From late 1996 through April 1997, the Board of Directors of Atlas Copco was presented with status reports by its management and by Merrill Lynch on a number of potential acquisition candidates, and after evaluating various of these alternatives, in early March 1997 the Company was identified as being well suited to enable Atlas Copco to achieve its strategic objectives regarding its equipment rental business.

    At a meeting of the Board of Directors of Atlas Copco in April 1997, Merrill Lynch was authorized to approach Investcorp S.A. ("Investcorp"), as representative of the International Investors, to discuss a possible acquisition of the Company by Parent.

    On April 28, 1997, representatives of Merrill Lynch met with Mr. Christopher
J. O'Brien, a director of the Company and a member of the Management Committee of Investcorp, as well as other representatives of Investcorp, to discuss a possible acquisition of the Company by Parent, and to solicit Investcorp's interest in such a transaction. Merrill Lynch advised Investcorp that Atlas Copco was interested in acquiring 100% of the outstanding Shares of the Company for cash at a per Share price of $30.00.

    At a meeting of the Board of Directors of the Company on April 30, 1997, Mr. O'Brien briefed the Company's directors on Atlas Copco's expression of interest. Following a discussion of the Atlas Copco expression of interest, the Company's Board authorized the retention of Credit Suisse First Boston Corporation ("First Boston") as the Company's financial advisor in evaluating a potential transaction between the Company and Parent. On May 2, 1997, another meeting of the Company's Board of Directors, with representatives of First Boston participating, was held to discuss the potential transaction with Atlas Copco. At this meeting, a special committee (the "Special Committee") of the Board, consisting of Mr. Robert M. Howe as the only director of the Company who is neither a member of Company management nor affiliated with Investcorp, was formed to assist the Board in its evaluation of the potential transaction.

    During the week of May 5, 1997, representatives of First Boston contacted representatives of Merrill Lynch and indicated that the Company's Board would consider an acquisition proposal from Atlas Copco for the Company at $34.00 per share. In connection with these discussions, it was agreed that certain information would be provided to Parent for purposes of further evaluating the Company, and a Confidentiality Agreement was entered into between the Company and Atlas Copco covering all proprietary and confidential information of the Company provided or to be provided by or on behalf of the

Company to Atlas Copco in connection with the potential transaction. The Confidentiality Agreement also contained customary standstill provisions.

    On May 14, 1997, Atlas Copco entered into a second engagement letter with Merrill Lynch pursuant to which Merrill Lynch was retained to assist Atlas Copco and Parent in connection with a proposed acquisition of the Company.

    On May 14 and 15, 1997, representatives of Atlas Copco and Parent attended meetings at which presentations were made by the Company's management concerning the Company's business and operations.

    On May 26, 1997, Merrill Lynch was authorized by Atlas Copco to explore with the Company's financial advisors, First Boston, a possible acquisition of the Company by Atlas Copco or one of its affiliates for cash at a price of $32.00 per share, such proposed acquisition being subject to the prior approval of the Board of Directors of Atlas Copco and Parent, as well as the completion by Parent and its financial and legal advisors of certain due diligence investigative procedures. Merrill Lynch also communicated to First Boston at such time that, as a part of any such acquisition, Parent would request nonsolicitation commitments from both the Company and the International Investors, an option to purchase from the International Investors all of the International Investor Shares, an irrevocable proxy relating to such Shares, an option to purchase from the Company additional new Shares equaling 19.9% of the currently outstanding Shares and the payment by the Company to Parent of certain fees and expenses of up to four percent of the total equity value of the transaction in the event that the proposed transaction were to be terminated prior to completion due to a competing bid. This proposal was communicated by Merrill Lynch to First Boston on May 27, 1997.

    Representatives of the Company, Investcorp and First Boston discussed and analyzed Atlas Copco's May 27 proposal telephonically and at meetings on May 27 and 28. These discussions included a review of the business and prospects of the Company, financial and valuation analyses by First Boston and consideration of the potential that any superior alternative to the Atlas Copco proposal would be available. In addition to discussions during this time frame among Company directors which included Mr. Howe, First Boston communicated by telephone separately with Mr. Howe, as the Special Committee, and with counsel for the Special Committee, with respect to the status of negotiations and the results of First Boston's financial and valuation analyses to date.

    On May 28, 1997, the Company and Investcorp, through First Boston, communicated their unwillingness to accept the terms outlined in the May 27 proposal. In the alternative, First Boston proposed to Merrill Lynch a purchase price of $33.00 per share. First Boston also advised Merrill Lynch that, while the Company and the International Investors would be willing to consider making nonsolicitation commitments in connection with a proposed transaction with Atlas Copco, any proposed agreement on the part of the International Investors to tender the International Investor Shares in connection with such a transaction should be subject to a right to terminate such agreement and withdraw such Shares if the Board of Directors of the Company were to withdraw its recommendation of the proposed Atlas Copco transaction consistent with its fiduciary duties. First Boston also noted that the option to purchase additional shares from the Company was not acceptable and proposed that any termination fees and expenses payable by the Company to Parent be limited to an aggregate of three percent of the total equity value of the proposed transaction.

    Telephonic conferences were held on May 29, 1997, involving various representatives and advisors of Atlas Copco, the Company and Investcorp during which Merrill Lynch stated that Atlas Copco was not prepared to pay more than $32.00 per share, but was willing to forgo the previously requested options to purchase the International Investor Shares or any Shares from the Company in favor of an alternative proposal which would call for the International Investors to pay over to Parent all proceeds above $32.00 per Share of any sale of the International Investor Shares in any other transaction. Thereafter, First Boston proposed that the payment to be made by the International Investors for amounts in excess of $32.00 be limited to amounts less than or equal to $36.00 per Share and that a sharing of proceeds above $32.00 be negotiated.

    Telephonic conferences again were held on May 30, 1997 between representatives of Atlas Copco, the Company, Investcorp, and their respective financial and legal advisors regarding the terms and conditions of the proposed acquisition. In the evening of May 30, Atlas Copco, the Company and Investcorp each expressed a willingness to proceed in the negotiation of the terms and conditions of the definitive transaction agreements incorporating a per Share purchase price of $32.00. In addition, such parties each expressed a willingness to include in the proposed merger agreement a nonsolicitation covenant subject to the Company Board's right to consider an alternative transaction proposal consistent with its fiduciary duties and a limitation of three percent of the total transaction equity value on the fees and expenses payable by the Company to Parent in the event the proposed transaction were not consummated by reason of a competitive transaction. Investcorp, on behalf of the International Investors, also indicated a willingness to negotiate an agreement which would call for the International Investors to tender the International Investor Shares in connection with a tender offer by Parent (or one of its subsidiaries) and to grant to Parent an irrevocable proxy with respect to such Shares, in each case subject to certain termination rights, and to make certain payments to Parent in the event the International Investor Shares were to be sold for a per share price in excess of $32.00 but only up to $36.00 per share (with a sharing of such excess in the event Atlas Copco or one of its affiliates were to purchase the Company at a price above $32.00 due to the presence of a competing transaction). In addition to the negotiation of the definitive transaction documents, the execution and delivery of such documents by the parties remained subject to the approval of the Boards of Directors of Atlas Copco, Parent and the Company, as well as the completion by representatives and advisors of Atlas Copco and Parent of their due diligence investigation.

    On May 31, 1997, Parent's legal advisors delivered to the Company, Investcorp, and their respective representatives and advisors initial drafts of the proposed merger agreement and stockholder agreement incorporating the terms and conditions discussed on the evening of Friday, May 30.

    During the period from May 31, through June 5, 1997, representatives of Atlas Copco and Parent conducted and completed their due diligence investigation concerning the Company.

    During the period June 2 through June 6, 1997, the respective financial and legal advisors of Parent, the Company and Investcorp held numerous discussions regarding the economic and contractual terms of the proposed transactions. Throughout this period, revised forms of the proposed merger agreement and stockholder agreement were distributed, reviewed and negotiated by Parent, the Company, Investcorp and their respective representatives and financial and legal advisors. Also during this period, in addition to discussions among Company directors which included Mr. Howe, First Boston updated Mr. Howe, as the Special Committee, and counsel for the Special Committee regarding the transaction negotiations and First Boston's continuing financial and valuation analyses.

    On June 6, 1997, the Board of Directors of the Company held a meeting during which it reviewed and unanimously approved, based in part on prior approvals by the Special Committee on such date , the Stockholder Agreement, the Merger Agreement and the Offer, subject to confirmation from Atlas Copco on June 8, 1997 that the Board of Directors of Atlas Copco has approved the Stockholder Agreement, the Merger Agreement and the Offer at an Atlas Copco Board meeting scheduled for such date. At the June 6, 1997 Company Board meeting, the Board received and considered reports from the Company's financial advisors, and also reviewed, considered and discussed the terms of the Stockholder Agreement and the Merger Agreement, including provisions relating to the ability of the Company to consider unsolicited third party proposals and to terminate the Merger Agreement Also at this meeting, First Boston advised the Board that it was prepared to render its fairness opinion on June 8, 1997 at a Company Board meeting scheduled to occur promptly after the Atlas Copco Board meeting on that date.

    On June 8, 1997, the Board of Directors of Atlas Copco held a meeting during which it reviewed and approved the Offer, the Merger Agreement and the Stockholder Agreement. On the same day, after the

Atlas Copco Board approvals, the Company's Board met and received the written opinion of First Boston to the effect that, as of the date of such opinion and subject to certain matters set forth therein, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view. The Special Committee and the Board of Directors of the Company then unanimously re-confirmed their prior approvals of the Stockholder Agreement, the Merger Agreement and the Offer. After the respective June 8 meetings of the Board of Directors of Atlas Copco and the Company, Parent, the Offeror and the Company executed and delivered the Merger Agreement, and Parent and the International Investors executed and delivered the Stockholder Agreement.

    Before the opening of trading on the New York Stock Exchange on the morning of June 9, 1997, Parent and the Company issued a joint press release announcing the signing of the definitive Merger Agreement.

    In making the determination and recommendations described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the matters referred to above and the following:

        (i) The Company's existing competitive and market position.

        (ii) The alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction.

       (iii) The fact that the Offer Price represents a substantial premium over the $24.875 per Share market price on June 6, 1997 (the last full trading day prior to the public announcement of the Offer and Merger).

        (iv) The financial and valuation analyses and presentations of First Boston and the opinion of First Boston dated June 8, 1997 to the effect that, as of such date, and subject to certain matters set forth therein, the consideration to be received in the Offer and the Merger by the Company's stockholders is fair to such holders from a financial point of view (the "First Boston Opinion"). Stockholders are urged to read the First Boston Opinion in its entirety for an understanding of the assumptions and limitations therein. A copy of the First Boston Opinion is attached hereto as Exhibit 99.16 and is incorporated herein by this reference.

        (v) The Board's view regarding the likelihood of a superior transaction.

        (vi) The willingness of the International Investors to enter into the Stockholder Agreement, pursuant to which, among other things, the International Investors agreed to tender the Shares owned by them for purchase by Offeror pursuant to the Offer.

       (vii) The fact that Parent and Offeror's obligations under the Offer were not subject to any financing condition, the representation of Parent and the Offeror that they have sufficient funds available to them to consummate the Offer and the Merger, and the guaranty by Atlas Copco AB of the purchase obligations of Parent and Offeror under the Offer and the Merger Agreement.

      (viii) Presentations by management of the Company relating to the financial position, results of operations, business and prospects of the Company.

        (ix) The terms and provisions of the Offer, the Merger, the Merger Agreement and the Stockholder Agreement.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained First Boston to act as financial advisor to the Company in connection with the acquisition of the Company and to render a fairness opinion. Pursuant to the terms of the Engagement Letter dated as of May 1, 1997 (the "Engagement Agreement") between First Boston and the Company, the Company has agreed to pay First Boston as follows: (i) a financial advisory fee of $100,000 payable upon execution of the Engagement Letter, (ii) a transaction fee of 0.50% of the Aggregate Consideration (as defined below), provided that the Company in its sole discretion may reduce such fee to 0.40% of the Aggregate Consideration, with such fee payable upon the first closing in connection with any Transaction (as defined in the Engagement Agreement), and (iii) reimbursement of all out-of-pocket expenses, including the fees and expenses of its legal counsel, if any, and any other advisor retained by First Boston.

    For purposes of the Engagement Agreement, the term "Aggregate Consideration" means the total fair market value of all consideration (including cash, securities, property, all debt remaining on the Company's financial statements and other indebtedness and obligations assumed or refinanced or paid down for the benefit of the Offeror, any dividend or distribution paid by the Company to its shareholders in connection with the Transaction, and any other form of consideration, contingent, held in escrow, or otherwise) paid or payable, or otherwise to be distributed, directly or indirectly, to either the Company or its security holders in connection with any Transaction.

    The Company has also agreed to indemnify First Boston against certain liabilities related to or arising out its engagement.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS WITH RESPECT TO SECURITIES.

    (A) SHARE TRANSACTIONS IN LAST 60 DAYS. There have been no transactions in Shares which were effected during the last 60 days by the Company, or, to the knowledge of the Company, any executive officer, director, affiliate, or subsidiary of the Company, except that Stanton P. Eigenbrodt purchased 100 Shares on April 25, 1997 through his IRA account.

    (B) INTENT TO TENDER SHARES. To the best knowledge of the Company, and subject to possible retention for regulatory considerations, each of its executive officers and directors presently intends to tender Shares to Offeror pursuant to the Offer. For information concerning the commitment of the International Investors to tender their shares, see Item 3(b)(2) hereof. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (A) CERTAIN NEGOTIATIONS. Except as set forth in this Schedule 14D-9, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of Securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    (B) CERTAIN TRANSACTIONS. There are presently no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in
Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    ANTITRUST. Under the HSR Act, and the rules and regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Parent and the Company intend to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC shortly. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, fifteen days after the filing of the Forms by Offeror. However, prior to such date, the Antitrust Division of the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition.

    SECTION 203 OF THE DGCL. Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding stock of such corporation (an "Interested Stockholder"). Section 203 provides, among other things, that the corporation shall not engage in any business combination with any Interested Stockholder for a period of three years following the time that such stockholder first becomes an Interested Stockholder unless prior to such time the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder. The Company's Board of Directors approved the Stockholder Agreement, the Merger Agreement and the transactions contemplated thereby at its meeting on June 8, 1997, and, therefore, Section 203 of the DGCL is not applicable to such transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1   Agreement and Plan of Merger, dated as of June 8, 1997 by and among Parent,
               Offeror and the Company.
Exhibit 99.2   Press Release issued jointly by the Company and Parent dated June 9, 1997.
Exhibit 99.3   Proxy Statement of the Company dated as of April 18, 1997 relating to May 16,
               1997 Annual Meeting.
Exhibit 99.4   Employment Agreement dated as of February 3, 1997 by and between the Company
               (as successor to Primeco Inc.) and Stanton P. Eigenbrodt.
Exhibit 99.5   Amendment No. 3 to Employment Agreement, dated as of June 8, 1997, between the Company and Thomas E. Bennett.
Exhibit 99.6   Amendment No 2 to Employment Agreement, dated as of June 8, 1997, between the
               Company and Brian Fontana.
Exhibit 99.7   Amendment No. 2 to Employment Agreement, dated as of June 8, 1997, between the Company and Kevin L. Loughlin.
Exhibit 99.8   Amendment No. 2 to Employment Agreement, dated as of June 8, 1997, between the Company and Peter A. Post.
Exhibit 99.9   Amendment No 1 to Employment Agreement, dated as of June 8, 1997, between the
               Company and James O. York.
Exhibit 99.10  Amendment No. 1 to Employment Agreement, dated as of June 8, 1997, between the Company and Stanton P. Eigenbrodt.
Exhibit 99.11  Information under the caption "Certain Transactions" as set forth in the
               Company's Prospectus, dated as of October 31, 1996.
Exhibit 99.12  Stockholder Agreement, dated as of June 8, 1997 by and between Parent and the
               International Investor parties thereto.
Exhibit 99.13  Investcorp Bank E.C. Guaranty, dated as of June 8, 1997.
Exhibit 99.14  Atlas Copco AB Guaranty, dated as of June 8, 1997.
Exhibit 99.15  Confidentiality Agreement, dated as of May 6, 1997 by and between the
               Company, Atlas Copco AB and Investcorp International, Inc.
Exhibit 99.16  Opinion of First Boston, dated June 8, 1997.*
Exhibit 99.17  Letter to Stockholders of the Company, dated June 9, 1997.*

------------------------

*   Included in the materials sent to stockholders of the Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                PRIME SERVICE, INC.

                                By             /s/ THOMAS E. BENNETT
                                     -----------------------------------------
                                                 Thomas E. Bennett
                                               Chairman of the Board,
                                       President and Chief Executive Officer

Dated: June 9, 1997